UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No


INARI MEDICAL INC
Name of Issuer
Common Stock 001 par value per share
Title of Class of Securities
45332Y109
CUSIP Number
November 18 2020
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed
Rule 13d-1b
Rule 13d-1c
Rule 13d-1d

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however see the Notes

CUSIP No. 45332Y109
Page 2 of 5

1  Names of reporting persons

CVF LLC

2 Check the appropriate box if a member of a group see instructions
    a      b

3 SEC use only

4 Citizenship or place of organization

Delaware

Number of shares beneficially owned by each reporting person with

5 Sole voting power

2941665

6 Shared voting power

7 Sole dispositive power

2941665

8 Shared dispositive power

9 Aggregate amount beneficially owned by each reporting person

2941665

10 Check if the aggregate amount in Row 9 excludes certain shares see instructions

11 Percent of class represented by amount in Row 9

6 03

12 Type of reporting person see instructions

OO

CUSIP No. 45332Y109
Page 3 of 5

Item 1

a Name of Issuer


Inari Medical Inc

b Address of Issuers Principal Executive Offices

9 Parker Suite 100 Irvine CA 92618

Item 2

a  Names of Person Filing

CVF LLC CVF

b Address of Principal Business Office or if none Residence

222 N LaSalle Street Suite 2000 Chicago Illinois 60601

c Citizenship

Delaware

d Title of Class of Securities

Common Stock 001 par value per share

e CUSIP Number

45332Y109

Item 3 If this statement is filed pursuant to Section 240 13d 1b or 240 13d 2b or c indicate type of person filing

Not applicable

Item 4 Ownership

a  Amount beneficially owned  See row 9 of the cover page

b Percent of class  See row 11 of the cover page

c  Number of shares as to which the person has

i  Sole power to vote or direct the vote  See row 5 of the cover page

ii  Shared power to vote or to direct the vote   See row 6 of the cover page

iii Sole power to dispose or to direct the disposition of See row 7 of the cover page

iv Shared power to dispose or to direct the disposition of See row 8 of the cover page

CUSIP No 45332Y109
Page 4 of 5

Item 5 Percent of class is based on i the number of shares held by CVF as of November 18 2020 and ii the number of shares of common stock outstanding as of November 6 2020 48710821 as reported by the Issuer in its most recent Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on November 12 2020

Ownership of Five Percent or Less of a Class
Not applicable

Item 6 Ownership of More Than Five Percent on Behalf of Another Person Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable

Item 8 Identification and Classification of Members of the Group
Not applicable

Item 9 Notice of Dissolution of Group
Not applicable

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

CUSIP No 45332Y109
Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true complete and correct

Dated November 20 2020

CVF LLC
By s Richard H Robb
Its Manager